Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109725

Press Release

Titan Announces Important Voting and Election Deadlines

for April 12, 2004 Special Meeting For Consideration

of Merger with Lockheed Martin

San Diego, CA, March 31, 2004—The Titan Corporation (NYSE: TTN) today informed its stockholders of several important deadlines relating to voting on the merger with Lockheed Martin Corporation (NYSE: LMT) and electing the desired form of merger consideration to be received in exchange for Titan stock. The deadlines, which separately affect record holders, holders in “street name” and participants in Titan’s employee benefit plans, have been established relative to the April 12, 2004 date on which the special meeting of Titan’s stockholders for consideration of the merger will be reconvened. Under the terms of the merger agreement between Titan and Lockheed Martin, the closing shall take place on or before the third business day following satisfaction of the closing conditions, one of which is approval of the merger by Titan’s stockholders. If the merger does not close on April 12, 2004, the date for the reconvened special meeting, Titan will issue a separate press release announcing new deadlines for electing the form of merger consideration stockholders wish to receive.

Record Holders

Proxy cards and letters of transmittal and election forms were originally mailed on or about February 13, 2004, to holders of record of Titan’s common stock as of February 9, 2004. In connection with the reconvened special meeting, supplemental proxy materials, including a new proxy card and a new letter of transmittal and election form, have been filed with the SEC and will be mailed to these same record holders on or about April 1, 2004.

Voting. Holders of record that have already submitted a proxy card or voted on the merger via the Internet website or the toll-free number previously provided do not need to take any further action. All of these previously submitted votes will be counted at the reconvened special meeting.

3033 Science Park Road • San Diego, California 92121

(858) 552-9500

Holders of record that have not yet voted on the merger, or who wish to change previously submitted votes, may vote by using one of the following methods to ensure their votes are counted:

•	sign the proxy card and mail it in the enclosed, prepaid and addressed envelope;

•	call toll-free 1-800-PROXIES and follow the instructions; or

•	access the web page at www.voteproxy.com and follow the on-screen instructions.

Votes submitted via the Internet or by telephone must be received by 12:00 midnight, New York City time, on April 9, 2004. Holders will need information printed on their proxy cards to vote via the Internet or by telephone. Holders of record also may vote their shares in person at the reconvened special meeting. Titan will pass out written ballots to record holders entitled to vote at the reconvened special meeting.

Electing the Merger Consideration. Holders of record that have already completed and returned a letter of transmittal and election form do not need to take any further action to elect the form of merger consideration that they wish to receive. Holders of record that have not yet made an election, or who wish to change a previously submitted election, may make or change an election by completing the new letter of transmittal and election form and delivering it to EquiServe, the exchange agent for the merger, in accordance with the delivery instructions on that form prior to 5:00 p.m., New York City time, on April 8, 2004.

“Street Name” Holders

Voting. “Street name” holders who have already voted on the merger and instructed their bank or broker as to the form of merger consideration they wish to receive need not take any further action at this time. Street name holders who wish to vote or change their vote should contact their bank or broker immediately so that the bank or broker can process their new voting instructions prior to the reconvened special meeting.

Electing the Merger Consideration. Street name holders who wish to make or change an election as to their desired form of merger consideration should contact their bank or broker immediately so that the bank or broker can process their new election prior to 5:00 p.m., New York City time, on April 8, 2004, the election deadline.

Holders through Titan’s Employee Benefit Plans

Voting. If you own shares of Titan common stock through a Titan employee benefit plan, you will receive a new voting instruction card. If you have already cast your vote, you do not need to take any further action. If you have not yet voted, or wish to change your previously submitted vote, you may vote by using one of the following methods to ensure their votes are counted:

•	sign the voting instruction card and mail it in the enclosed, prepaid and addressed envelope or fax it to Computershare Trust Company of New York at the fax number set forth on the card;

3033 Science Park Road • San Diego, California 92121

(858) 552-9500

•	call the toll-free telephone number on the card and follow the instructions; or

•	access the web page at www.computershare.com/us.proxy and follow the on-screen instructions.

Holders owning shares through Titan’s employee benefit plans will need information from their voting instruction cards to vote via the Internet or by telephone. These holders must vote by one of these methods by 4:00 p.m., New York City time, on April 7, 2004.

Electing the Merger Consideration. If you own shares of Titan common stock through a Titan employee benefit plan, you will receive a new letter of transmittal and election form. If you have already submitted your election instructions, you do not need to take any further action. If you have not yet provided election instructions, or wish to change your previously submitted instructions, your completed letter of transmittal and election form must be received by Computershare Trust Company, by mail, overnight delivery or fax, no later than 4:00 p.m., New York City time, on April 7, 2004.

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the acquisition of Titan by Lockheed Martin. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part, and the proxy statement/prospectus was mailed on February 13, 2004 to the stockholders of record of Titan as of February 9, 2004. Supplemental proxy materials were filed with the SEC on March 31, 2004 and mailed to stockholders of record on or about April 1, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus, as supplemented, and other relevant materials before making any voting or investment decision with respect to the merger because it contains important information about Lockheed Martin, Titan and the merger. The proxy statement/prospectus, as supplemented, and other relevant materials, and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9848.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus.

About Titan

Headquartered in San Diego, The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, intelligence agencies, and other federal government customers. As a provider of national security solutions, the company has approximately 12,000 employees and annualized sales of approximately $2.0 billion.

3033 Science Park Road • San Diego, California 92121

(858) 552-9500

Forward-Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include risks associated with the merger between Titan and Lockheed Martin and other risks described in the companies’ Securities and Exchange Commission filings.

Media Contact:

Wil Williams, Vice President Corporate Communications

(858) 552-9724 or wwilliams@titan.com

Investor Relations Contact:

Laura Catalino, Vice President Investor Relations

(858) 552-9848 or invest@titan.com

If you would like to receive press releases via electronic mail,

please contact: invest@titan.com

For more information on The Titan Corporation,

please visit our website at: www.titan.com

or visit Titan’s investor page at: www.titan.com/investor

3033 Science Park Road • San Diego, California 92121

(858) 552-9500